As filed with the Securities and Exchange Commission on October 16, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

ÖSTERREICHISCHE

ELEKTRIZITÄTSWIRTSCHAFTS-AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
AUSTRIA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Common Bearer Shares of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft	100,000,000 American Depositary Shares	$5.00	$5,000,000	$196.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 8, 12 and 13
(iii) The collection and distribution of dividends	Articles number 11 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10, 12 and 13
(v) The sale or exercise of rights	Article number 11
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11 and 14
(vii) Amendment, extension or termination of the deposit agreement	Articles number 16 and 17
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 1, 2, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Article number 5

3. Fees and Charges	Article number 9

Item - 2.

Available Information

Public reports furnished by issuer	Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 11, 1997, among Österreichische Elektrizitätswirtschafts-Aktiengesellschaft, The Bank of New York Mellon as Depositary, and all Owners and Benefical Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Österreichische Elektrizitätswirtschafts-Aktiengesellschaft and The Bank of New York Mellon relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 16, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Bearer Shares of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Österreichische Elektrizitätswirtschafts- Aktiengesellschaft has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Vienna, Austria on October 16, 2008.

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft

By: /s/ Dr. Michael Pistauer
Name:  Dr. Michael Pistauer
Title:    Principal Executive Officer

Each person whose signature appears below hereby constitutes and appoints Andreas Wollein, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 16, 2008.

/s/ Dr. Michael Pistauer Name: Dr. Michael Pistauer Director	/s/ Donald J. Puglisi Name: Donald J. Puglisi Puglisi & Associates Authorized U.S. Representative
/s/ Dr. Johann Sereinig Name: Dr. Johann Sereinig Director	/s/ Dr. Michael Pistauer Name: Dr. Michael Pistauer Principal Accounting Officer
/s/ : Dr. Ulrike Baumgartner-Gabitzer Name: Dr. Ulrike Baumgartner-Gabitzer Director	/s/ Dr. Michael Pistauer Name: Dr. Michael Pistauer Principal Financial Officer
/s/ Mag. Christian Kern Name: Mag. Christian Kern Director	/s/ Dr. Michael Pistauer Name: Dr. Michael Pistauer Principal Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of March 11, 1997, among Österreichische Elektrizitätswirtschafts- Aktiengesellschaft, The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Österreichische Elektrizitätswirtschafts- Aktiengesellschaft and The Bank of New York Mellon relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.